APOLLO MEDICAL HOLDINGS, Inc.

1668 S. Garfield Avenue, 2nd Floor

Alhambra, California 91801

May 9, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apollo Medical Holdings, Inc.

Registration Statement on Form S-3

Filed April 29, 2019

File No. 333-231109

VIA EDGAR

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Apollo Medical Holdings, Inc., a Delaware corporation, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on May 13, 2019, or as soon thereafter as is practicable. Please call our counsel, Calvin Cheng of TroyGould PC at 310-789-1258 to provide notice of effectiveness.

Very truly yours,

APOLLO MEDICAL HOLDINGS, Inc.

By:	/s/ Thomas S. Lam
Thomas Lam, M.D.
Chief Executive Officer